03002424

SO 3-4-03

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH., D.C. 155 SECTION

VF 3-3-03

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-37267

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WEEDEN & CO., L.P.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
145 MASON STREET
(No. and Street)

GREENWICH	CONNECTICUT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANN COTAJ 203-861-7604
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

JOHNSON, WEST & CO., PLC

(ADDRESS)	336 ROBERT STREET NORTH, SUITE 1400,	ST. PAUL	MN	55101
	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (3-91)

MAR 10 2003

OATH OR AFFIRMATION

We, Barry Small and Robert A. Cervoni, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden & Co., L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The financial statements and operational reports have been or will be made available to all members of the organization.

SUBSCRIBED AND SWORN TO BEFORE ME

THIS 7 DAY OF February, 2003.

BY Barry Small & Robert Cervoni

NOTARY PUBLIC

CAMILLE R FAVALORA
Notary Public
Connecticut
My Commission Expires Jul 31, 2004

Signature

Chief Financial Officer
Title

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON, WEST & CO., PLC
CERTIFIED PUBLIC ACCOUNTANTS
1400 PIONEER BUILDING
336 ROBERT STREET NORTH
SAINT PAUL, MINNESOTA 55101

651-227-9431

FAX 651-223-5158

RONALD J. CARLSON, C.P.A.
CLIFFORD S. LOZINSKI, C.P.A.
DANIEL J. ST. MARTIN, C.P.A.
STEVEN E. MILLER, C.P.A.
KATHRYN J. SLOPER, C.P.A.
CORY M. PARNELL, C.P.A.

MEMBERS AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS THE AICPA
ALLIANCE FOR CPA FIRMS

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

February 7, 2002

The Partners
Weeden & Co., L.P.
Greenwich, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Weeden & Co., L.P. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operations of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, The New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson, West & Co., PLC

Johnson, West & Co., PLC

INDEX

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3-9

JOHNSON, WEST & CO., PLC
CERTIFIED PUBLIC ACCOUNTANTS
1400 PIONEER BUILDING
336 ROBERT STREET NORTH
SAINT PAUL, MINNESOTA 55101

RONALD J. CARLSON, C.P.A.
CLIFFORD S. LOZINSKI, C.P.A.
DANIEL J. ST. MARTIN, C.P.A.
STEVEN E. MILLER, C.P.A.
KATHRYN J. SLOPER, C.P.A.
CORY M. PARNELL, C.P.A.

651-227-9431
FAX 651-223-5158

MEMBERS AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS THE AICPA
ALLIANCE FOR CPA FIRMS

February 7, 2003

INDEPENDENT AUDITORS' REPORT

The Partners
Weeden & Co., L.P.
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Weeden & Co., L.P. (the "Company") as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Weeden & Co., L.P. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Johnson, West & Co., PLC

Johnson, West & Co., PLC

WEEDEN & CO., L.P.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 1,858,606
Receivable from brokers-dealers and clearing organizations	40,090,831
Securities owned - at market value	2,890,416
Investments	104,669
Property and equipment - at cost, less accumulated depreciation of $ 4,583,023	2,796,055
Goodwill	1,440,032
Other assets	1,263,795
	$ 50,444,404

LIABILITIES AND PARTNERS' CAPITAL

Securities sold, not yet purchased - at market value		$ 5,786,027
Accrued expenses and other liabilities		20,675,079
	Total liabilities	$ 26,461,106
Partners' capital		23,983,298
		$ 50,444,404

The accompanying notes are an integral part of the financial statements.

WEEDEN & CO., L.P.
Notes to Statement of Financial Condition
December 31, 2002

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Weeden & Co., L.P. (the "Company"), a Delaware limited partnership, is a broker - dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). Weeden Securities Corp. has a 1% general partner interest in, and manages and controls the business and affairs of the Company. Weeden Investors, L.P. (the "Parent") is a 99% limited partner in the Company, except for the Leuthold Division. The profits and losses of the Leuthold Division of the Company, which is engaged in the business of producing, marketing and distributing research products accrue 99% to the Class A limited partners (the Parent and Steven Leuthold) and 1% to the general partner.

The Company is an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-payment basis. The Company is a market maker in certain securities in the over-the-counter market. The Company also engages in proprietary trading activities in listed equities in both domestic and international markets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Transactions in securities and the related revenues and expenses are recorded on a trade-date basis. The Company earns commission as an introducing broker. The Company makes a market in approximately 500 NASDAQ securities. The clearing operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement. The Company also receives commission income from certain customers in exchange for payment of these customers' research expenses.

Cash, Cash Equivalents, and Cash Flows

The Company has defined cash equivalents as highly liquid investments, other than those held for normal deposit requirements of clearing organizations, with original maturities of three months or less when purchased.

Restricted Cash

Cash restricted for customers benefit was as follows:

Cash and cash equivalents	$ 1,858,606
Less cash available for operations	420,337
Cash available for customers benefit - restricted	$ 1,438,269

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

Investments include restricted stock and warrants. These investments are not readily marketable and are stated at fair value.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture and equipment is provided for by using an accelerated method over the estimated useful lives of the related assets, generally five to seven years.

Intangible Assets

Goodwill was recorded when the Company acquired the assets and liabilities of the Leuthold Group, currently known as the Leuthold Division of the Company and was being amortized on the straight-line basis over forty years. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, ***Goodwill and Other Intangible Assets***. This statement requires that goodwill deemed to have an indefinite life not be amortized and instead requires a test for impairment be performed annually, or immediately if conditions indicate that such an impairment could exist. The company adopted this statement effective January 1, 2002. The company evaluates goodwill for potential impairment on an annual basis.

Advertising Costs

Advertising costs are charged to operations as incurred.

Income Taxes

Federal and state income taxes have not been provided for as the partners are individually liable for income taxes on earnings of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RECEIVABLE FROM BROKERS-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from brokers-dealers and clearing organizations at December 31, 2002 consist of net commissions receivable of $ 1,362,489 and receivables from clearing organizations of $ 38,728,342.

NOTE D - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned or sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 2,890,416	$ 5,786,027

NOTE E - PROPERTY AND EQUIPMENT

At December 31, 2002, property and equipment included the following:

Furniture	$ 1,227,591
Equipment	2,690,111
Software	3,461,376
	$ 7,379,078
Less accumulated depreciation	4,583,023
	$ 2,796,055

NOTE F - RELATED-PARTY TRANSACTIONS

Included in other liabilities is an intercompany payable for $ 3,940,664 due to the Parent. No interest is charged on this balance because the intercompany balance fluctuates daily.

The Company leases its headquarter office space from the Parent. The lease expires in April 2008. For the year ended December 31, 2002, the Company paid rent to the Parent in the amount of $ 700,000.

In July 2001, the Company engaged Weeden International LTD, a company with common ownership, to offer research, information, trading advice, consultation and occasional acceptance of orders on behalf of the company for transactions to European clients. These service expenses totaled approximately $ 318,000 for the fiscal year ended December 31, 2002.

One of the legal firms retained by the Company share a common owner. In the normal course of business, this legal firm provides services to the Partnership. Total expense incurred and paid by the Partnership to the legal firm was approximately $ 498,000 for the year ended December 31, 2002.

NOTE G - RETIREMENT PLAN

The Company's Parent maintains a profit sharing plan (the "Plan") which covers all employees meeting specific age and service requirements. The Plan provides for the Parent or the Company to make discretionary contributions based on a percentage of compensation. For the year ended December 31, 2002, the Company approved aggregate contributions of $ 1,078,977 to the Plan. Effective November 1, 2002, the Plan was amended to include a 401(k) provision, allowing employee deferrals.

NOTE H - FINANCIAL INSTRUMENTS

Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as a net gain or loss on principal transactions in securities. The Company does not apply hedge accounting as defined in FASB Statement No. 133, ***Accounting for Derivative Instruments and Hedging Activities***, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Derivative financial instruments are carried at fair value, which is generally based on quoted market prices. As of December 31, 2002, the Company has no open financial futures or option contracts.

Off-Balance-Sheet Risk

Securities Sold, Not Yet Purchased - Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition. The Company has recorded these obligations at the market value of the related securities in the financial statements at December 31, 2002. Inventory positions are monitored on a daily basis to minimize the risk of loss.

NOTE H - FINANCIAL INSTRUMENTS (CONTINUED)

Off-Balance-Sheet Risk (Continued)

Futures and Options Contracts - In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk in order to reduce its own exposure to market risk and in connection with its normal proprietary trading activities. These financial instruments include futures and options contracts. Futures contracts are exchange-traded standardized contractual commitments which typically provide for the delivery of the underlying asset at a specified future date at a specified price. Option contracts convey the right to buy (call option) or sell (put option) a financial instrument at a pre-determined price. These financial instruments are entered into for trading purposes and the resulting gains or losses and cash flows are recognized currently in principal transactions. The gains or losses on such principal transactions were approximately 6% of total principal transactions.

Risk arises in financial futures contracts from the potential inability of counterparties to perform under the terms of the contracts and from changes in values. The Company's exposure to credit risk associated with counterparty nonperformance on futures is limited to the amounts reflected in the Company's financial statements. In regard to its proprietary trading activities, the Company is subject to equity price risk. Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments which derive their value from a stock index, a particular stock or a defined basket of stocks. Equity option contracts and futures contracts may be utilized to manage equity price risk.

The notional or contractual amounts are used to express the volume of these transactions, and do not represent the amounts potentially subject to market risk. Market risk on purchased option contracts is limited to the cost basis of the purchased option; as such, purchased option contracts have no off-balance-sheet market risk.

Concentration of Credit Risk

In the normal course of its business, the Company enters into transactions in financial instruments where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The nature of these risks is discussed in the notes describing the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure control procedures. In addition, the Company has a policy of reviewing the credit standing of customers, brokers-dealers, or other institutions with which it conducts business.

NOTE H - FINANCIAL INSTRUMENTS (CONTINUED)

Concentration of Credit Risk (Continued)

The Company conducts business primarily with one clearing broker on behalf of its customers and for its own proprietary accounts. At December 31, 2002, all of the securities owned, all the securities sold, not yet purchased and $ 39,039,591 of the total receivable from brokers-dealers and clearing organizations reflected on the statement of financial condition are positions with and amounts due from this clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay this balance.

In the normal course of business, the Companies clearing broker is exposed to risk of loss on customer transactions. In the event of a customer's inability to meet the terms of its contracts, the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2002, amounts owed to the clearing broker by these customers totaled $ 1,457,592 in connection with delivery-against-payment transactions and are collateralized by underlying securities held by the clearing broker on behalf of customers.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in Statement of Financial Condition at market value or at carrying amounts that approximate the fair values because of the short-term maturity of the instruments.

Concentration Over-Insured Limits

The nature of the Company's business requires that it maintain deposits with financial institutions which may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on these accounts.

NOTE I - COMMITMENTS

The Company occupies office space and leases equipment under noncancelable leases which expire at various dates through 2008. These leases contain provisions for rent escalations based on certain costs incurred by the lessor.

Future minimum aggregate annual rental payments under noncancelable leases are as follows: 2003 - $ 1,089,000; 2004 - $ 1,126,000; 2005 - $ 1,066,000; 2006 - $ 980,000; 2007 - $ 732,000; and thereafter - $ 233,000.

NOTE J - REGULATORY REQUIREMENTS

As a registered broker - dealer and member of the New York Stock Exchange, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. The Company computes its net capital under the alternative method permitted by the rule, which requires that the broker - dealer must maintain net capital, as defined, equal to $ 250,000. The New York Stock Exchange rule for block positioners requires a minimum net capital of $ 1,000,000. At December 31, 2002, the Company had net capital of $ 29,803,685, which exceeded requirements by $ 28,803,685.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE K - SUBSEQUENT EVENT

Distributions totaling approximately $ 3.3 million were made to the Partnership's general and limited partners during January 2003.